[Letterhead of NextEra Energy Partners, LP]

September 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	NextEra Energy Partners, LP
Registration Statement on Form S-3 (Registration No. 333-226066)

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextEra Energy Partners, LP hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-226066) so that the Registration Statement becomes effective at 4:00 P.M., Eastern Time, on September 7, 2018, or as soon as practicable thereafter.

NEXTERA ENERGY PARTNERS, LP

By:	/s/ W. Scott Seeley
Name:	W. Scott Seeley
Title:	Corporate Secretary

c:	Scott Andregg, Staff Attorney